UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 0-20355
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Costco 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	3
Notes to Financial Statements	4
Supplemental Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018	11
Signature	27
Exhibit:
23(a) - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Participants and Benefits Committee
Costco 401(k) Retirement Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 2002.
Seattle, WA
June 21, 2019

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
(in thousands)

	2018	2017
Assets:
Investments at fair value:
Costco Wholesale Corporation common stock	$5,964,993	$5,507,519
Common commingled trust funds	3,950,639	3,857,434
Separately managed accounts	2,117,458	2,197,607
Registered investment company funds	1,248,845	1,255,566
Investments at contract value:
Fully benefit-responsive investment contracts	1,291,658	1,181,089
Total investments	14,573,593	13,999,215
Receivables:
Notes receivable from participants	514,935	484,852
Employee contributions	28,787	—
Employer contributions	345,719	324,291
Total receivables	889,441	809,143
Non-interest bearing cash	1,282	482
Net assets available for benefits	$15,464,316	$14,808,840

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018
(in thousands)

2018
Net investment income:
Net appreciation of investments	$40,370
Interest	28,737
Dividends	121,285
Total net investment income	190,392
Interest on notes receivable from participants	25,950
Contributions to the Plan:
Employee	635,693
Employer	409,571
Total contributions	1,045,264
Distributions to participants and other	(606,130)
Net increase in net assets available for benefits	655,476
Net assets available for benefits, beginning of year	14,808,840
Net assets available for benefits, end of year	$15,464,316

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. To participate in the Plan, an individual must be an employee of Costco Wholesale Corporation (the Company or Costco) and certain subsidiaries.
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Employee Contributions

The Plan allows certain employees at least 18 years of age to make salary deferral contributions after completing 90 days of service within 12-consecutive months. Eligible employees may contribute from 1% to 50% of their compensation, subject to certain limitations set by the IRC and the Plan. Eligible employees may also contribute amounts representing certain distributions from other retirement plans (known as rollover contributions).
All newly-eligible employees are automatically enrolled in the Plan at a salary deferral contribution rate of 3% unless the employee elects otherwise. The percentage deferred into the Plan automatically increases by one percentage point each year, to a maximum automatic deferral of 20%. Employees may opt out of this automatic increase.

(b)	Employer Contributions

All Company contributions are invested in accordance with investment selections made by participants. If no selection has been made, the contribution defaults to the Retirement Trust Fund corresponding to the participant's age. Employer contributions are allocated based on an employee’s classification as either: 1) covered by the collective bargaining agreements with the International Brotherhood of Teamsters; or 2) other eligible employment.

(1)	Covered by the Teamsters Agreements
The Company matches 50% of each employee’s contribution up to a maximum of $250 per year. Eligible employees at least 18 years of age who have completed one year of service (12 consecutive months in which the employee worked at least 1,000 hours) are eligible for an annual employer contribution. Plan entry dates for the employer contribution occur on January 1 and July 1. The annual employer contribution is allocated only to the accounts of all eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from $0.05 to $0.47 per straight-time hour worked during the Plan year, up to a maximum of 2,080 hours. This annual contribution was $6.3 million for the year ended December 31, 2018.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2018 and 2017

(2)	Other eligible employment (not covered by the Teamsters Agreements)
The Company matches 50% of each employee’s contribution up to a maximum of $500 per year. In addition, eligible employees at least 18 years of age who have completed a year of service (12 consecutive months in which the employee worked at least 1,000 hours) are eligible for an annual discretionary employer contribution. Plan entry dates for the discretionary contribution occur on January 1 and July 1. The discretionary contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from 3% to 9% of the participant's compensation. This discretionary contribution was $342.6 million for the year ended December 31, 2018.

(c)	Participants’ Accounts

Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, earnings, fees, expenses, and changes in underlying account assets. The benefit to which a participant is entitled is the vested account balance.

(d)	Vesting

Participants are immediately vested in their deferral contributions and in certain other contributions as defined in the Plan document adjusted for investment experience, fees and expenses. Vesting in any form of employer contribution is based on the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(e)	Forfeitures

If a participant terminates employment, the non-vested portion of the account balance is forfeited. Forfeited amounts are used to reduce future employer contributions or to pay administrative expenses. These were immaterial during 2018. There were no unallocated forfeitures as of December 31, 2018 and 2017, after consideration of forfeitures used to reduce the employer contributions funded subsequent to each year. Forfeitures are restored to a participant’s account if within five years the participant is re-hired by the Company and repays the vested account balance distributed upon termination.

(f)	Investment Options

Participants may direct their account to the Plan's available options, subject to a 50% limit on contributions to or total account investment in Costco stock. Participants may transfer amounts between investment options on business days that the NYSE is open, subject to certain trading restrictions.
Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts. See Notes 2, 3 and 4 for additional information regarding the Plan's investments.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2018 and 2017

(g)	Distributions

Upon termination of employment, total disability, reaching age 59-1/2 or death, a participant (or participant's beneficiary in the case of death) can request a full, partial or, in certain circumstances, installment or rollover distribution for the vested portion of the account. Participants are also eligible to withdraw a portion of the salary-deferral contribution account in the event of certain financial hardships.
Dividends on the Company's stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant. These dividends are reported on a gross basis, with total dividends reported as “Dividends” and the amounts distributed reported as “Distributions to participants and other” in the statement of changes in net assets available for benefits.

(h)	Notes Receivable from Participants

A participant may borrow between $1,000 up to the lesser of $50,000 or 45% of their vested account balance, reduced by the highest outstanding balance in the previous 12 months, provided this amount is available in the participant's pre-tax and rollover accounts. In addition, the bi-weekly re-payment amount cannot exceed 25% of the participant's net pay. Loans are repaid through payroll deductions over a period ranging up to four years or, if for the purchase of a principal residence, up to 15 years. The interest rate is determined by the Plan Administrator from time-to-time and is comparable to rates charged by commercial lenders. At December 31, 2018, interest rates on loans outstanding ranged from 4.25% to 11.50%, with various maturities through December 2033. Participant accounts with loans are charged an application fee at initiation and an annual maintenance fee.

(i)	Trustee and Plan Administrator

T. Rowe Price Trust Company is the trustee and recordkeeper for the Plan, and the Costco Benefits Committee is the Plan Administrator.

(j)	Administrative and Investment Expenses

Certain administrative expenses, including investment management and transactions fees, are paid by the Plan, subject to subparagraph (e) above. All other administrative expenses are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment contracts are reported at contract value (see Note 3), while all other investments in the Plan are reported at fair value (see Note 4). A benefit-responsive investment contract is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2018 and 2017

contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan invests in the Company’s common stock, common commingled trust funds and other exchange-traded equity securities held in the separately managed accounts, as well as registered investment companies and certain fully benefit-responsive investment contracts that, in turn, invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Thus, it is possible that changes in the values of investment securities will occur and those changes could materially affect the amounts reported in the statements of net assets available for benefits.
The Capital Preservation Portfolio (CPP) is invested in Synthetic Guaranteed Investment Contracts (SICs) and Separate Account Contracts (SACs), which are fully benefit-responsive and recorded at contract value. Participant withdrawals are required to be recorded at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee. A result may be that the fully benefit-responsive contracts are terminated and settled at an amount different from the contract value. The Plan Administrator believes at this time that any events that would limit the Plan’s ability to transact at contract value with participants are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value or contract value of assets from one period to the next, plus realized gains and losses.

(d)	Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(e)	Distribution of Benefits

Distributions of benefits are recorded when paid.
(f)     Subsequent Events

The Plan monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2018 and 2017

(3)	Fully Benefit-Responsive Investment Contracts

The following is a description of the fully benefit-responsive investment contracts invested in by the CPP.

SIC: Consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.
SAC and wrap contract: These are contracts with an insurance company. The issuer legally owns the assets and is required to segregate them into a separate account, which is designed to be protected from the claims of the issuer’s general creditors in the event of insolvency. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.
The table below presents the total contract value of each type of fully benefit-responsive investment contract in the Plan as of December 31, 2018 and 2017.

	Fully benefit-responsive investment contracts (in 000's)
	2018	2017
SIC	$1,291,658	$995,843
SAC	—	185,246
Total fully benefit-responsive investment contracts	$1,291,658	$1,181,089

(4)	Fair Value Measurement

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
Valuation techniques utilized during the reporting period were not changed from previous practice. The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, registered investment company funds, and separately managed accounts: Valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs.
Common commingled trust funds: The valuation techniques used to measure the fair value of common commingled trust funds are based on quoted market prices, such as quoted net asset values (NAV) published by the fund as supported in an active market. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. These assets are valued using Level 1 inputs.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2018 and 2017

The tables below present information regarding investments that are measured at fair value on a recurring basis and indicate the level within the hierarchy reflecting the valuation techniques utilized to determine fair value as of December 31, 2018 and 2017.

December 31, 2018:	Level 1 (in 000's)
Investments measured at fair value:
Costco Wholesale Corporation common stock	$5,964,993
Common commingled trust funds	3,950,639
Separately managed accounts	2,117,458
Registered investment company funds	1,248,845
Total investments in fair value hierarchy	$13,281,935

December 31, 2017:	Level 1 (in 000's)
Investments measured at fair value:
Costco Wholesale Corporation common stock	$5,507,519
Common commingled trust funds	3,857,434
Separately managed accounts	2,197,607
Registered investment company funds	1,255,566
Total investments in fair value hierarchy	$12,818,126

(5)	Plan Termination

Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to ERISA and the requirements of the collective bargaining agreements with the International Brotherhood of Teamsters. In the event of termination, participants will become 100% vested in their accounts.

(6)	Tax Status

In a determination letter dated June 9, 2017, the IRS informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2018 and 2017

(7)	Party-in-Interest and Related Party Transactions

Certain Plan investments are shares of registered investment companies, benefit-responsive investment contracts, and common commingled trust funds managed by T. Rowe Price Trust Company. T. Rowe Price is also the trustee and recordkeeper as defined by the Plan, therefore these transactions qualify as exempt party-in-interest transactions.
As the Plan sponsor, the Company is a party-in-interest with respect to the Plan. As of December 31, 2018 and 2017, the Plan held 29,282,000 and 29,591,000 shares of Costco common stock, respectively.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Registered investment company and common commingled trust funds:
American Funds	New Perspective Fund R6	**	$270,600
PIMCO	Income Institutional	**	405,347
* T. Rowe Price	Retirement Balanced Trust G	**	24,598
* T. Rowe Price	TRP Ret 2005 Active Trust G	**	15,820
* T. Rowe Price	TRP Ret 2010 Active Trust G	**	37,351
* T. Rowe Price	TRP Ret 2015 Active Trust G	**	113,448
* T. Rowe Price	TRP Ret 2020 Active Trust G	**	333,889
* T. Rowe Price	TRP Ret 2025 Active Trust G	**	503,562
* T. Rowe Price	TRP Ret 2030 Active Trust G	**	527,218
* T. Rowe Price	TRP Ret 2035 Active Trust G	**	448,489
* T. Rowe Price	TRP Ret 2040 Active Trust G	**	547,554
* T. Rowe Price	TRP Ret 2045 Active Trust G	**	611,763
* T. Rowe Price	TRP Ret 2050 Active Trust G	**	351,191
* T. Rowe Price	TRP Ret 2055 Active Trust G	**	378,436
* T. Rowe Price	TRP Ret 2060 Active Trust G	**	57,320
Vanguard	Total International Stock Index DX Institutional	**	20,454
Vanguard	Total Bond Market Index Fund Institutional	**	62,295
Vanguard	Institutional Index, Plus	**	490,149
Total registered investment company and common commingled trust funds			5,199,484
Separately managed accounts:
Mid-Cap Growth Portfolio:
Acadia Healthcare Co Inc.	Common Stock	**	3,546
Agilent Technologies Inc.	Common Stock	**	16,990
Air Products & Chemicals Inc.	Common Stock	**	11,517
Alaska Air Group Inc.	Common Stock	**	2,858
Alkermes Plc	Common Stock	**	6,341
Allegion Plc	Common Stock	**	7,170
Alnylam Pharmaceuticals Inc.	Common Stock	**	3,279
Amneal Pharmaceuticals Inc.	Common Stock	**	3,583
Aptiv Plc	Common Stock	**	8,369
Aramark	Common Stock	**	5,154
Ardagh Group Sa	Common Stock	**	210
Assurant Inc.	Common Stock	**	5,274
Athenahealth Inc.	Common Stock	**	1,187
Atlassian Corp Plc-Class A	Common Stock	**	8,092
Atmos Energy Corp	Common Stock	**	3,707
Avery Dennison Corp	Common Stock	**	3,232
Axis Capital Holdings Ltd	Common Stock	**	3,458
Ball Corp	Common Stock	**	15,302
Black Knight Inc.	Common Stock	**	7,250
Bruker Corp	Common Stock	**	9,997
Burlington Stores Inc.	Common Stock	**	8,129
Bwx Technologies Inc.	Common Stock	**	4,470
Cabot Oil & Gas Corp	Common Stock	**	5,718

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Carmax Inc.	Common Stock	**	6,457
Casey's General Stores Inc.	Common Stock	**	8,708
Catalent Inc.	Common Stock	**	8,788
Cboe Global Markets Inc.	Common Stock	**	8,897
Cdk Global Inc.	Common Stock	**	3,254
Centennial Resource Development-A	Common Stock	**	2,004
Ceridian Hcm Holding Inc.	Common Stock	**	1,000
Coherent Inc.	Common Stock	**	2,318
Colfax Corp	Common Stock	**	4,595
Conagra Brands Inc.	Common Stock	**	3,800
Concho Resources Inc.	Common Stock	**	7,499
Continental Resources Inc./Ok	Common Stock	**	3,615
Cooper Cos Inc./The	Common Stock	**	20,857
Corelogic Inc.	Common Stock	**	7,281
Corning Inc.	Common Stock	**	10,839
Costar Group Inc.	Common Stock	**	6,069
Darden Restaurants Inc.	Common Stock	**	3,194
Docusign Inc.	Common Stock	**	1,826
Dollar General Corp	Common Stock	**	12,422
Dollar Tree Inc.	Common Stock	**	9,027
Dunkin' Brands Group Inc.	Common Stock	**	5,831
Elanco Animal Health Inc.	Common Stock	**	851
Electronic Arts Inc.	Common Stock	**	1,104
Equifax Inc.	Common Stock	**	5,119
Exact Sciences Corp	Common Stock	**	3,973
Ferrari Nv	Common Stock	**	994
Fidelity National Financial	Common Stock	**	10,306
Fidelity National Info Serv	Common Stock	**	7,482
Fifth Third Bancorp	Common Stock	**	6,890
Fiserv Inc.	Common Stock	**	10,503
Fleetcor Technologies Inc.	Common Stock	**	8,538
Fortive Corp	Common Stock	**	10,346
Franco-Nevada Corp	Common Stock	**	5,119
Frontdoor Inc.	Common Stock	**	2,367
Gardner Denver Holdings Inc.	Common Stock	**	6,336
Gartner Inc.	Common Stock	**	4,600
Global Payments Inc.	Common Stock	**	4,741
Guidewire Software Inc.	Common Stock	**	2,085
Harris Corp	Common Stock	**	16,283
HD Supply Holdings Inc.	Common Stock	**	2,700
Hilton Worldwide Holdings Inc.	Common Stock	**	6,530
Hologic Inc.	Common Stock	**	18,854
Hunt (JB) Transprt Svcs Inc.	Common Stock	**	2,883
Iac/Interactivecorp	Common Stock	**	15,366
Icu Medical Inc.	Common Stock	**	4,360
Idex Corp	Common Stock	**	13,123

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Idexx Laboratories Inc.	Common Stock	**	2,417
Ihs Markit Ltd	Common Stock	**	6,424
Incyte Corp	Common Stock	**	4,703
Iqvia Holdings Inc.	Common Stock	**	4,180
Kansas City Southern	Common Stock	**	6,964
Kar Auction Services Inc.	Common Stock	**	6,820
Keysight Technologies Inc.	Common Stock	**	19,171
KKR & Co Inc. -A	Common Stock	**	4,218
Kroger Co	Common Stock	**	5,689
L3 Technologies Inc.	Common Stock	**	3,471
Marketaxess Holdings Inc.	Common Stock	**	4,013
Marriott International -Cl A	Common Stock	**	7,920
Martin Marietta Materials	Common Stock	**	4,638
Marvell Technology Group Ltd	Common Stock	**	6,812
Maxar Technologies Ltd	Common Stock	**	801
Maxim Integrated Products	Common Stock	**	6,861
Mednax Inc.	Common Stock	**	3,661
MGM Resorts International	Common Stock	**	10,183
Michaels Cos Inc./The	Common Stock	**	1,935
Microchip Technology Inc.	Common Stock	**	19,551
National Instruments Corp	Common Stock	**	3,674
Norwegian Cruise Line Holdings	Common Stock	**	12,964
O'Reilly Automotive Inc.	Common Stock	**	6,194
Perrigo Co Plc	Common Stock	**	3,563
Progressive Corp	Common Stock	**	4,221
Red Hat Inc.	Common Stock	**	7,899
Roofoods Limited (Deliveroo)	Preferred Stock	**	1,947
Roper Technologies Inc.	Common Stock	**	12,253
RPM International Inc.	Common Stock	**	8,636
Sage Therapeutics Inc.	Common Stock	**	1,532
Sealed Air Corp	Common Stock	**	6,128
Seattle Genetics Inc.	Common Stock	**	3,567
Sempra Energy	Common Stock	**	7,785
Sensata Technologies Holding	Common Stock	**	15,326
Servicemaster Global Holding	Common Stock	**	5,398
Shopify Inc - Class A	Common Stock	**	1,660
Skyworks Solutions Inc.	Common Stock	**	5,425
Slack Technologies, Inc.	Preferred Stock	**	713
SLM Corp	Common Stock	**	2,791
Splunk Inc.	Common Stock	**	4,820
Sprouts Farmers Market Inc.	Common Stock	**	5,169
SS&C Technologies Holdings	Common Stock	**	4,463
Symantec Corp	Common Stock	**	7,214
Tableau Software Inc.-Cl A	Common Stock	**	7,316
Tapestry Inc.	Common Stock	**	14,740
TD Ameritrade Holding Corp	Common Stock	**	14,533

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Teleflex Inc.	Common Stock	**	25,574
Textron Inc.	Common Stock	**	17,190
Transunion	Common Stock	**	8,345
Treehouse Foods Inc.	Common Stock	**	6,487
Ulta Beauty Inc.	Common Stock	**	4,405
United Continental Holdings	Common Stock	**	6,025
Vail Resorts Inc.	Common Stock	**	8,428
Valvoline Inc.	Common Stock	**	4,873
Venture Global Lng, Inc., Series B	Common Stock	**	229
Venture Global Lng, Inc., Series C	Common Stock	**	1,518
Verisk Analytics Inc.	Common Stock	**	11,660
Visteon Corp	Common Stock	**	2,289
Waste Connections Inc.	Common Stock	**	7,346
We Work Companies Class A Common Stock	Common Stock	**	636
Webster Financial Corp	Common Stock	**	3,103
West Pharmaceutical Services	Common Stock	**	5,291
Willis Towers Watson Plc	Common Stock	**	17,150
Workday Inc.-Class A	Common Stock	**	14,522
Worldpay Inc.-Class A	Common Stock	**	14,590
Xilinx Inc.	Common Stock	**	7,661
Xylem Inc.	Common Stock	**	9,002
Zillow Group Inc. - A	Common Stock	**	503
Zillow Group Inc. - C	Common Stock	**	1,831
US Govt Stif 5 Bps	Bond	**	1,797
* T Rowe Price Treasury Reserve Fund	Money Market Securities	**	18,840
Large Cap Value Portfolio:
Agilent Technologies Inc.	Common Stock	**	954
Air Products & Chemicals Inc.	Common Stock	**	830
American International Group	Common Stock	**	1,964
Ameriprise Financial Inc.	Common Stock	**	1,189
Anthem Inc.	Common Stock	**	1,437
AT&T Inc.	Common Stock	**	3,208
AXA Equitable Holdings Inc.	Common Stock	**	200
Ball Corp	Common Stock	**	1,311
Bank Of America Corp	Common Stock	**	501
Becton Dickinson And Co	Preferred Stock	**	3,568
Boeing Co/The	Common Stock	**	4,691
Boston Scientific Corp	Common Stock	**	1,434
Bp Plc-Spons Adr	Common Stock	**	1,200
Broadcom Inc.	Common Stock	**	458
Cabot Oil & Gas Corp	Common Stock	**	809
Celgene Corp	Common Stock	**	434
Chevron Corp	Common Stock	**	206
Chubb Ltd	Common Stock	**	2,276
Cigna Corp	Common Stock	**	2,844

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Cisco Systems Inc.	Common Stock	**	5,588
Comcast Corp-Class A	Common Stock	**	1,798
Conagra Brands Inc.	Common Stock	**	1,156
Concho Resources Inc.	Common Stock	**	1,332
Conocophillips	Common Stock	**	970
Cooper Cos Inc./The	Common Stock	**	660
Corning Inc.	Common Stock	**	2,976
Crown Castle Intl Corp	Common Stock	**	1,506
Cvs Health Corp	Common Stock	**	2,404
Danaher Corp	Common Stock	**	3,039
Delta Air Lines Inc.	Common Stock	**	582
Dollar Tree Inc.	Common Stock	**	2,251
Dowdupont Inc.	Common Stock	**	2,485
Duke Energy Corp	Common Stock	**	3,305
Eli Lilly & Co	Common Stock	**	1,027
Entergy Corp	Common Stock	**	2,561
EOG Resources Inc.	Common Stock	**	1,896
Evergy Inc.	Common Stock	**	1,815
Facebook Inc.-Class A	Common Stock	**	2,019
Fifth Third Bancorp	Common Stock	**	1,306
First Republic Bank/Ca	Common Stock	**	1,192
Fortive Corporation	Common Stock	**	843
General Electric Co	Common Stock	**	2,363
Hologic Inc.	Common Stock	**	635
Honeywell International Inc.	Common Stock	**	1,919
Illinois Tool Works	Common Stock	**	871
Intercontinental Exchange Inc.	Common Stock	**	2,544
International Paper Co	Common Stock	**	1,117
Jpmorgan Chase & Co	Common Stock	**	5,420
Kansas City Southern	Common Stock	**	1,018
Keysight Technologies Inc.	Common Stock	**	2,061
Kimberly-Clark Corp	Common Stock	**	2,393
Kraft Heinz Co/The	Common Stock	**	453
Kroger Co	Common Stock	**	877
Las Vegas Sands Corp	Common Stock	**	1,383
Magna International Inc.	Common Stock	**	1,265
Marsh & Mclennan Cos	Common Stock	**	2,126
Maxim Integrated Products	Common Stock	**	588
McDonald's Corp	Common Stock	**	2,471
Medtronic Plc	Common Stock	**	4,677
Merck & Co. Inc.	Common Stock	**	5,563
MGM Resorts International	Common Stock	**	281
Micron Technology Inc.	Common Stock	**	28
Microsoft Corp	Common Stock	**	9,248
Morgan Stanley	Common Stock	**	1,672
Nextera Energy Inc.	Common Stock	**	6,051

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Nielsen Holdings Plc	Common Stock	**	1,621
Nisource Inc	Common Stock	**	1,453
Northrop Grumman Corp	Common Stock	**	3,214
Nxp Semiconductors Nv	Common Stock	**	1,059
Occidental Petroleum Corp	Common Stock	**	1,695
PG&E Corp	Common Stock	**	832
Paccar Inc.	Common Stock	**	616
Perrigo Co Plc	Common Stock	**	133
Pfizer Inc.	Common Stock	**	11,147
Philip Morris International	Common Stock	**	2,565
Pnc Financial Services Group	Common Stock	**	4,216
Procter & Gamble Co/The	Common Stock	**	1,457
Prologis Inc.	Common Stock	**	1,171
Prudential Financial Inc.	Common Stock	**	959
Public Storage	Common Stock	**	484
Qualcomm Inc.	Common Stock	**	2,214
Raymond James Financial Inc.	Common Stock	**	484
Republic Services Inc.	Common Stock	**	912
Roper Technologies Inc.	Common Stock	**	745
Ross Stores Inc.	Common Stock	**	1,028
Schwab (Charles) Corp	Common Stock	**	2,931
Sempra Energy	Common Stock	**	4,801
Southern Co/The	Common Stock	**	3,260
State Street Corp	Common Stock	**	344
Stryker Corp	Common Stock	**	1,922
Synopsys Inc.	Common Stock	**	1,697
Te Connectivity Ltd	Common Stock	**	1,101
Texas Instruments Inc.	Common Stock	**	2,829
Thermo Fisher Scientific Inc.	Common Stock	**	3,162
Total Sa-Spon Adr	Common Stock	**	4,567
Transcanada Corp	Common Stock	**	3,587
Twenty-First Century Fox - B	Common Stock	**	2,167
Tyson Foods Inc.-Cl A	Common Stock	**	6,571
UnitedHealth Group Inc.	Common Stock	**	1,440
US Bancorp	Common Stock	**	432
Ventas Inc.	Common Stock	**	695
Verizon Communications Inc.	Common Stock	**	4,953
Walmart Inc.	Common Stock	**	1,281
Wells Fargo & Co	Common Stock	**	8,118
Weyerhaeuser Co	Common Stock	**	564
Willis Towers Watson Plc	Common Stock	**	1,843
Zimmer Biomet Holdings Inc.	Common Stock	**	1,230
Us Govt Stif 5 Bps	Money Market Securities	**	1,070
* T Rowe Price Gov Res Fund	Mutual Funds	**	2,030
Small-Cap Core Portfolio:
2U Inc.	Common Stock	**	1,282

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
A Place For Rover Inc.	Preferred Stock	**	226
Aaron's Inc.	Common Stock	**	2,391
Abeona Therapeutics Inc.	Common Stock	**	96
Acadia Healthcare Co Inc.	Common Stock	**	1,335
Acadia Realty Trust	Common Stock	**	998
Acceleron Pharma Inc.	Common Stock	**	1,136
Aerojet Rocketdyne Holdings	Common Stock	**	2,121
Agios Pharmaceuticals Inc.	Common Stock	**	554
Aimmune Therapeutics Inc.	Common Stock	**	621
Alder Biopharmaceuticals Inc.	Common Stock	**	567
Alexander & Baldwin Inc.	Common Stock	**	1,139
Alkermes Plc	Common Stock	**	451
Allbirds Common Stock Pp	Common Stock	**	257
Allbirds Inc. Series B Convertible	Preferred Stock	**	15
Allbirds Series C Cvt	Preferred Stock	**	140
Allbirds, Inc., Series A Convertible	Preferred Stock	**	83
Allbirds, Inc., Series Seed Convertible	Preferred Stock	**	45
Allogene Therapeutics Inc.	Common Stock	**	185
Amedisys Inc.	Common Stock	**	786
American Campus Communities	Common Stock	**	2,469
American Public Education	Common Stock	**	785
Amneal Pharmaceuticals Inc.	Common Stock	**	612
Anaptysbio Inc.	Common Stock	**	57
Argenx Se - Adr	Common Stock	**	957
Ascendis Pharma A/S - Adr	Common Stock	**	1,338
Assurant Inc.	Common Stock	**	1,942
Atlantic Capital Bancshares	Common Stock	**	786
Atricure Inc.	Common Stock	**	710
Avalara Inc.	Common Stock	**	117
Avanos Medical Inc.	Common Stock	**	2,400
Axis Capital Holdings Ltd	Common Stock	**	1,669
Azz Inc.	Common Stock	**	1,736
Bankunited Inc.	Common Stock	**	2,188
Barings Bdc Inc.	Common Stock	**	478
Barnes Group Inc.	Common Stock	**	1,132
Beigene Ltd-Adr	Common Stock	**	160
Beneficial Bancorp Inc.	Common Stock	**	1,234
Bloom Energy Corp- A	Common Stock	**	207
Blue Hills Bancorp Inc.	Common Stock	**	1,078
Blueprint Medicines Corp	Common Stock	**	951
Booz Allen Hamilton Holdings	Common Stock	**	2,558
Boston Beer Company Inc.-A	Common Stock	**	2,847
Boyd Gaming Corp	Common Stock	**	163
Bridge Bancorp Inc.	Common Stock	**	1,081
Bright Horizons Family Solutions	Common Stock	**	1,678
Brink's Co/The	Common Stock	**	4,334

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Bruker Corp	Common Stock	**	1,730
Burlington Stores Inc.	Common Stock	**	3,774
Bwx Technologies Inc.	Common Stock	**	2,501
Cable One Inc.	Common Stock	**	4,030
California Water Service Grp	Common Stock	**	2,122
Cal-Maine Foods Inc.	Common Stock	**	2,575
Capitol Federal Financial Inc.	Common Stock	**	1,553
Cara Therapeutics Inc.	Common Stock	**	144
Cargurus Inc.	Common Stock	**	1,140
Catalent Inc.	Common Stock	**	2,114
CBOE Global Markets Inc.	Common Stock	**	4,005
Centene Corp	Common Stock	**	712
Centennial Resource Development-A	Common Stock	**	1,052
Centerstate Bank Corp	Common Stock	**	189
Central Garden And Pet Co-A	Common Stock	**	196
Ceridian Hcm Holding Inc.	Common Stock	**	704
Chart Industries Inc.	Common Stock	**	2,992
Checkr Inc.	Common Stock	**	34
Checkr, Inc., Series C Convertible	Preferred Stock	**	157
Chegg Inc.	Common Stock	**	2,008
Chesapeake Utilities Corp	Common Stock	**	1,862
Chuy's Holdings Inc.	Common Stock	**	650
Collier Creek Holdings	Common Stock	**	577
Colliers International Group	Common Stock	**	716
Columbia Banking System Inc.	Common Stock	**	1,009
Computer Modelling Group Ltd	Common Stock	**	429
Constellium Nv- Class A	Common Stock	**	400
Convoy Series C Cvt	Preferred Stock	**	350
Corvus Pharmaceuticals Inc.	Common Stock	**	51
Coupa Software Inc.	Common Stock	**	2,288
Cray Inc.	Common Stock	**	1,034
Crinetics Pharmaceuticals Inc.	Common Stock	**	324
Cross Country Healthcare Inc.	Common Stock	**	415
Crossfirst Bankshares Inc.	Common Stock	**	303
Csw Industrials Inc.	Common Stock	**	991
Cts Corp	Common Stock	**	1,067
Cubesmart	Common Stock	**	691
Cubic Corp	Common Stock	**	2,416
Cutera Inc.	Common Stock	**	353
Cyberark Software Ltd/Israel	Common Stock	**	1,196
Cytomx Therapeutics Inc.	Common Stock	**	380
Denny's Corp	Common Stock	**	2,462
Descartes Systems Grp/The	Common Stock	**	2,540
Diamondback Energy Inc.	Common Stock	**	1,505
Dril-Quip Inc.	Common Stock	**	535
Dunkin' Brands Group Inc.	Common Stock	**	2,605

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Eastgroup Properties Inc.	Common Stock	**	3,508
Edgewell Personal Care Co	Common Stock	**	253
Ellie Mae Inc.	Common Stock	**	1,351
Enanta Pharmaceuticals Inc.	Common Stock	**	148
Encore Capital Group Inc.	Common Stock	**	1,378
Entegris Inc.	Common Stock	**	1,936
Equity Bancshares Inc. - Cl A	Common Stock	**	333
Equity Commonwealth	Common Stock	**	1,685
Esco Technologies Inc.	Common Stock	**	2,624
Essent Group Ltd	Common Stock	**	871
Euronet Worldwide Inc.	Common Stock	**	3,028
Eventbrite Inc.-Class A	Common Stock	**	165
Evo Payments Inc.-Class A	Common Stock	**	268
Exelixis Inc.	Common Stock	**	198
Farmers Business Network	Preferred Stock	**	631
FB Financial Corp	Common Stock	**	1,691
Federal Signal Corp	Common Stock	**	194
Fiesta Restaurant Group	Common Stock	**	825
First Bancshares Inc./Ms	Common Stock	**	554
First Industrial Realty Trust, Inc.	Common Stock	**	793
Firstservice Corp	Common Stock	**	2,653
Five Below	Common Stock	**	1,253
Five Prime Therapeutics Inc.	Common Stock	**	57
Five9 Inc.	Common Stock	**	2,678
Franco-Nevada Corp	Common Stock	**	1,754
Gardner Denver Holdings Inc.	Common Stock	**	403
Gcp Applied Technologies	Common Stock	**	1,149
Genesee & Wyoming Inc.-Cl A	Common Stock	**	553
Gentherm Inc.	Common Stock	**	1,540
Gibraltar Industries Inc.	Common Stock	**	1,976
Global Blood Therapeutics Inc.	Common Stock	**	1,090
Glycomimetics Inc.	Common Stock	**	158
Goosehead Insurance Inc. -A	Common Stock	**	480
Graco Inc.	Common Stock	**	1,542
Grubhub Inc.	Common Stock	**	688
Gtt Communications Inc.	Common Stock	**	987
Guaranty Bancorp	Common Stock	**	831
Guardant Health Inc.	Common Stock	**	202
Guidewire Software Inc.	Common Stock	**	192
Hanger Inc.	Common Stock	**	864
Hanover Insurance Group Inc.	Common Stock	**	2,663
Hawaiian Holdings Inc.	Common Stock	**	1,173
Haynes International Inc.	Common Stock	**	907
Healthcare Services Group	Common Stock	**	1,080
Heritage Commerce Corp	Common Stock	**	990
Heritage Financial Corp	Common Stock	**	1,234

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Heritage-Crystal Clean Inc.	Common Stock	**	802
HMS Holdings Corp	Common Stock	**	1,801
Home Bancshares Inc.	Common Stock	**	2,219
Hope Bancorp Inc.	Common Stock	**	711
Huron Consulting Group Inc.	Common Stock	**	736
Icu Medical Inc.	Common Stock	**	1,502
Immunogen Inc.	Common Stock	**	52
Immunomedics Inc.	Common Stock	**	600
Independent Bank Group Inc.	Common Stock	**	848
Inphi Corp	Common Stock	**	1,472
Insmed Inc.	Common Stock	**	971
Investors Bancorp Inc.	Common Stock	**	1,145
Jagged Peak Energy Inc.	Common Stock	**	717
Jand Inc Dba Warby Parker Class A Common	Common Stock	**	256
Jand Inc Dba Warby Parker Series E Convertible	Preferred Stock	**	316
JBG Smith Properties	Common Stock	**	607
John Bean Technologies Corp	Common Stock	**	2,716
Knight-Swift Transportation	Common Stock	**	240
Kosmos Energy Ltd	Common Stock	**	129
Landstar System Inc.	Common Stock	**	1,067
Lattice Semiconductor Corp	Common Stock	**	2,216
Lennox International Inc.	Common Stock	**	283
Littelfuse Inc.	Common Stock	**	598
Live Oak Bancshares Inc.	Common Stock	**	697
Loxo Oncology Inc.	Common Stock	**	837
Luxfer Holdings Plc	Common Stock	**	1,119
Macom Technology Solutions	Common Stock	**	707
Macrogenics Inc.	Common Stock	**	114
Madrigal Pharmaceuticals Inc	Common Stock	**	198
Magnolia Oil & Gas Corp	Common Stock	**	433
Marriott Vacations World	Common Stock	**	326
Martin Marietta Materials	Common Stock	**	243
Matador Resources Co	Common Stock	**	719
Matson Inc.	Common Stock	**	1,837
Meridian Bancorp Inc.	Common Stock	**	1,377
Michaels Cos Inc./The	Common Stock	**	1,382
Middlesex Water Co	Common Stock	**	859
Minerals Technologies Inc.	Common Stock	**	675
Mks Instruments Inc.	Common Stock	**	688
Molina Healthcare Inc.	Common Stock	**	4,542
Momenta Pharmaceuticals Inc.	Common Stock	**	412
Monolithic Power Systems Inc.	Common Stock	**	628
Monro Inc.	Common Stock	**	4,142
Moog Inc.-Class A	Common Stock	**	1,204
Mueller Water Products Inc.-A	Common Stock	**	1,618
Myokardia Inc.	Common Stock	**	649

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
National Commerce Corp	Common Stock	**	609
National Instruments Corp	Common Stock	**	1,926
National Vision Holdings Inc.	Common Stock	**	876
Nevro Corp	Common Stock	**	413
Nextera Energy Partners Lp	Common Stock	**	1,085
Nomad Foods Ltd	Common Stock	**	73
Northern Star Resources Ltd	Common Stock	**	1,142
Novanta Inc.	Common Stock	**	2,792
Nuvasive Inc.	Common Stock	**	1,224
Okta Inc.	Common Stock	**	368
Ollie's Bargain Outlet Holdings	Common Stock	**	2,539
One Gas Inc.	Common Stock	**	4,574
Orchard Therapeutics Plc	Common Stock	**	127
Origin Bancorp Inc.	Common Stock	**	775
Osisko Gold Royalties Ltd	Common Stock	**	889
Pacific Premier Bancorp Inc.	Common Stock	**	945
Pacira Pharmaceuticals Inc.	Common Stock	**	763
Pager Duty Inc.	Preferred Stock	**	358
Pagerduty Inc.	Common Stock	**	43
Papa John's Intl Inc.	Common Stock	**	852
Paramount Group Inc.	Common Stock	**	1,760
Paycom Software Inc.	Common Stock	**	805
PDF Solutions Inc.	Common Stock	**	512
Pennymac Financial Services	Common Stock	**	764
Performance Food Group Co	Common Stock	**	1,949
Pgt Innovations Inc.	Common Stock	**	1,086
Pinnacle Financial Partners	Common Stock	**	2,044
PNM Resources Inc.	Common Stock	**	2,877
Polyone Corporation	Common Stock	**	897
Post Holdings Inc.	Common Stock	**	3,062
PRA Group Inc.	Common Stock	**	1,808
Prestige Consumer Healthcare	Common Stock	**	1,042
Principia Biopharma Inc.	Common Stock	**	369
Proofpoint Inc.	Common Stock	**	1,828
Prosperity Bancshares Inc.	Common Stock	**	1,855
PS Business Parks Inc./Ca	Common Stock	**	3,664
PTC Therapeutics Inc.	Common Stock	**	215
Pure Storage Inc. - Class A	Common Stock	**	502
Q2 Holdings Inc.	Common Stock	**	373
Quaker Chemical Corp	Common Stock	**	619
Quanex Building Products	Common Stock	**	588
Quidel Corp	Common Stock	**	2,153
Quotient Technology Inc.	Common Stock	**	540
Radian Group Inc.	Common Stock	**	1,178
Radius Health Inc.	Common Stock	**	946
Reata Pharmaceuticals Inc.-A	Common Stock	**	162

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Red Robin Gourmet Burgers	Common Stock	**	916
Redfin Corp	Common Stock	**	641
Regency Centers Corp	Common Stock	**	1,045
Rentokil Initial Plc	Common Stock	**	1,494
Rev Group Inc.	Common Stock	**	316
Rh	Common Stock	**	1,000
Safety Insurance Group Inc.	Common Stock	**	1,093
Sage Therapeutics Inc.	Common Stock	**	2,979
Sanderson Farms Inc.	Common Stock	**	1,790
Sarepta Therapeutics Inc.	Common Stock	**	348
Schneider National Inc.-Cl B	Common Stock	**	809
Scholar Rock Holding Corp	Common Stock	**	134
Seacoast Banking Corp/Fl	Common Stock	**	2,273
Seattle Genetics Inc.	Common Stock	**	615
Seismic Software Series E Convertible	Preferred Stock	**	304
Selective Insurance Group	Common Stock	**	3,574
Service Titan Inc	Preferred Stock	**	21
Servicetitan, Inc., Series D Convertible	Preferred Stock	**	209
Seven Generations Energy - A	Common Stock	**	1,349
Simmons First Natl Corp-Cl A	Common Stock	**	807
Simply Good Foods Co/The	Common Stock	**	1,792
Simpson Manufacturing Co Inc.	Common Stock	**	1,202
Siteone Landscape Supply Inc.	Common Stock	**	2,674
SJW Group	Common Stock	**	1,711
Skyline Champion Corp	Common Stock	**	728
SLM Corp	Common Stock	**	1,104
South Jersey Industries	Preferred Stock	**	744
South State Corp	Common Stock	**	1,434
Southwest Gas Holdings Inc.	Common Stock	**	3,535
Spark Therapeutics Inc.	Common Stock	**	374
SS&C Technologies Holdings	Common Stock	**	3,633
State Auto Financial Corp	Common Stock	**	847
Steris Plc	Common Stock	**	2,522
Sterling Bancorp Inc./Mi	Common Stock	**	376
Stoneco, Ltd., Class A	Common Stock	**	1,557
Sun Hydraulics Corp	Common Stock	**	652
SVMK Inc.	Common Stock	**	322
Tableau Software Inc.-Cl A	Common Stock	**	4,094
Team Inc.	Common Stock	**	880
Teledyne Technologies Inc.	Common Stock	**	5,011
Tempur Sealy International Inc.	Common Stock	**	1,459
Texas Capital Bancshares Inc.	Common Stock	**	799
Therapeuticsmd Inc.	Common Stock	**	1,214
Thermon Group Holdings Inc.	Common Stock	**	1,101
Toast Inc Cvt	Preferred Stock	**	779
Toast Inc Pp	Common Stock	**	1

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Toast Series B Cvt	Preferred Stock	**	11
Toro Co	Common Stock	**	2,131
Towne Bank	Common Stock	**	1,212
Treehouse Foods Inc.	Common Stock	**	2,757
Tri Pointe Group Inc.	Common Stock	**	1,609
Tucows Inc.-Class A	Common Stock	**	643
Tuesday Morning Corp	Common Stock	**	294
U.S. Physical Therapy Inc.	Common Stock	**	1,599
Ultragenyx Pharmaceutical Inc.	Common Stock	**	277
Univest Financial Corp	Common Stock	**	787
Valmont Industries	Common Stock	**	1,731
Venture Global Lng, Inc., Series B	Common Stock	**	83
Venture Global Lng, Inc., Series C	Common Stock	**	1,087
Visteon Corp	Common Stock	**	947
Vroom Inc Cvt Ser	Preferred Stock	**	369
Waste Connections Inc.	Common Stock	**	3,054
Watsco Inc.	Common Stock	**	333
Wave Life Sciences Ltd	Common Stock	**	837
Webster Financial Corp	Common Stock	**	1,362
Western Alliance Bancorp	Common Stock	**	2,214
Wingstop Inc.	Common Stock	**	2,442
Wix.Com Ltd	Common Stock	**	1,293
Wright Medical Group Nv	Common Stock	**	1,630
Xencor Inc.	Common Stock	**	1,330
Zendesk Inc.	Common Stock	**	2,197
Zynga Inc. - Cl A	Common Stock	**	1,861
Collective US Govt Stif 5 Bps	Money Market Security	**	1,066
Grasshopper Bancorp Unsponsored	Money Market Security	**	41
*T. Rowe Price Treasury Reserve Fund	Money Market Security	**	3,885
Roofoods Limited (Deliveroo)	Preferred Stock	**	1,116
International Equity Portfolio:
AAC Technologies H-Unsponsored Ad	Common Stock	**	2,023
ABB Ltd-Sponsored Adr	Common Stock	**	2,192
Adecco Group Ag-Reg-Unsponsored Adr	Common Stock	**	2,507
Aflac Inc.	Common Stock	**	2,498
Air Liquide-Unsponsored Adr	Common Stock	**	1,845
Allianz Se-Sponsored Adr	Common Stock	**	2,481
Astellas Pharma Inc-Unsponsored Adr	Common Stock	**	1,671
AXA -Sponsored Adr	Common Stock	**	2,321
Banco Bilbao Vizcaya-Sponsored Adr	Common Stock	**	2,608
Bancolombia S.A.-Sponsored Adr	Common Stock	**	1,888
Basf Se-Sponsored Adr	Common Stock	**	2,560
BHP Group Ltd-Sponsored Adr	Common Stock	**	2,530
BNP Paribas-Adr	Common Stock	**	2,303
British American Tob-Sponsored Adr	Common Stock	**	1,926
Coca-Cola Hbc Ag-Unsponsored Adr	Common Stock	**	1,609

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Compass Group Plc-Sponsored Adr	Common Stock	**	2,146
Continental Ag-Sponsored Adr	Common Stock	**	2,716
Credicorp Ltd	Common Stock	**	2,328
CSL Ltd-Sponsored Adr	Common Stock	**	2,089
Dassault Systemes S-Sponsored Adr	Common Stock	**	1,142
Diageo Plc-Sponsored Adr	Common Stock	**	2,101
DNB Asa-Sponsored Adr	Common Stock	**	2,243
Enbridge Inc.	Common Stock	**	1,882
Essity Ab - Sponsored Adr	Common Stock	**	2,087
Fanuc Corp-Unsponsored Adr	Common Stock	**	1,707
Fresenius Se & Co-Sponsored Adr	Common Stock	**	2,064
Givaudan-Unsponsored Adr	Common Stock	**	1,903
Grupo Fin Banorte-Sponsored Adr	Common Stock	**	2,944
Henkel Kgaa-Sponsored Adr Pfd	Common Stock	**	2,224
Imperial Oil Ltd	Common Stock	**	1,826
JGC Corp-Unsponsored Adr	Common Stock	**	1,938
Komatsu Ltd -Sponsored Adr	Common Stock	**	2,327
Kubota Corp-Sponsored Adr	Common Stock	**	1,547
L'oreal-Unsponsored Adr	Common Stock	**	1,531
Macquarie Group Ltd-Adr	Common Stock	**	2,174
Mettler-Toledo International	Common Stock	**	2,106
MTN Group Ltd-Sponsored Adr	Common Stock	**	1,424
Muenchener Rueck-Unsponsored Adr	Common Stock	**	2,177
Nestle Sa-Sponsored Adr	Common Stock	**	1,957
Nitto Denko Corp-Unsponsored Adr	Common Stock	**	1,966
Novartis Ag-Sponsored Adr	Common Stock	**	1,523
Novo-Nordisk A/S-Sponsored Adr	Common Stock	**	2,225
Orix - Sponsored Adr	Common Stock	**	2,094
Pandora A/S-Sponsored Adr	Common Stock	**	942
Prudential Plc-Adr	Common Stock	**	2,555
Reckitt Benckiser-Sponsored Adr	Common Stock	**	2,105
Roche Holdings Ltd-Sponsored Adr	Common Stock	**	2,221
Royal Dutch Shell-Sponsored Adr-B	Common Stock	**	2,228
Ryanair Holdings Plc-Sponsored Adr	Common Stock	**	2,274
Sandvik Ab-Sponsored Adr	Common Stock	**	2,350
SAP Se-Sponsored Adr	Common Stock	**	1,957
Siemens Ag-Sponsored Adr	Common Stock	**	1,499
Singapore Telecommunication-Adr	Common Stock	**	1,645
Sysmex Corp-Unsponsored Adr	Common Stock	**	1,516
Taiwan Semiconductor-Sponsored Adr	Common Stock	**	2,258
Tokyo Electron Ltd-Unsponsored Adr	Common Stock	**	2,534
Total Sa-Sponsored Adr	Common Stock	**	2,282
Turkiye Garanti Bankasi-Adr	Common Stock	**	2,848
Volkswagen A G-Unsponsored Adr	Common Stock	**	2,951
Walmart De Mexico-Sponsored Adr V	Common Stock	**	2,173
Woodside Petroleum-Sponsored Adr	Common Stock	**	1,883

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
WPP Plc-Sponsored Adr	Common Stock	**	2,067
Federated Government Obligations Fund	Money Market Security	**	4,569
Large Cap Growth Portfolio:
Activision Blizzard Inc.	Common Stock	**	10,988
Adobe Inc.	Common Stock	**	14,854
Alexion Pharmaceuticals Inc.	Common Stock	**	12,826
Alibaba Group Holding	Common Stock	**	18,419
Align Technology Inc.	Common Stock	**	8,829
Amazon.com Inc.	Common Stock	**	18,675
Applied Materials Inc.	Common Stock	**	12,618
Booking Holdings Inc.	Common Stock	**	13,974
Bristol-Myers Squibb Co	Common Stock	**	13,224
Canada Goose Holdings Inc.	Common Stock	**	6,533
Cognex Corp	Common Stock	**	10,561
Ctrip.com International-Adr	Common Stock	**	10,904
Edwards Lifesciences Corp	Common Stock	**	10,400
Exact Sciences Corp	Common Stock	**	8,234
Facebook Inc.-Class A	Common Stock	**	19,032
Idexx Laboratories Inc.	Common Stock	**	12,314
Illumina Inc.	Common Stock	**	17,046
Mercadolibre Inc.	Common Stock	**	9,409
MSCI Inc.	Common Stock	**	9,108
New Oriental Education-Sponsored	Common Stock	**	13,358
Nike Inc. -Cl B	Common Stock	**	15,673
Nvidia Corp	Common Stock	**	13,341
Paypal Holdings Inc.	Common Stock	**	14,386
Pioneer Natural Resources Co	Common Stock	**	7,434
Salesforce.com Inc.	Common Stock	**	17,785
Schwab (Charles) Corp	Common Stock	**	15,433
Servicenow Inc.	Common Stock	**	16,802
Splunk Inc.	Common Stock	**	14,677
Square Inc. - A	Common Stock	**	10,729
Tjx Companies Inc.	Common Stock	**	9,039
UnitedHealth Group Inc.	Common Stock	**	12,478
Vertex Pharmaceuticals Inc.	Common Stock	**	15,443
Visa Inc-Class A Shares	Common Stock	**	13,242
Dreyfus Treasury & Agency Cash Mgnt # 521	Money Market Security	**	3,058
Total separately managed accounts			2,117,458
Fully Benefit-Responsive Contracts:
Capital Preservation Portfolio:
* T. Rowe Price Reserve Inv Fund	Mutual and Trust Fund	**	97,083
* T. Rowe Price Short Term Common:
American General Life	Mutual and Trust Fund	**	57,950
Mass Mutual SIC	Mutual and Trust Fund	**	42,055
Prudential Building Block Trust	Mutual and Trust Fund	**	58,318
State Street Building Block Trust	Mutual and Trust Fund	**	47,566

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2018
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Pacific Life Building Block Trust	Mutual and Trust Fund	**	57,262
RBC Building Block Trust	Mutual and Trust Fund	**	66,898
NY Life Bldg Block Trust	Mutual and Trust Fund	**	41,713
Transamerica Building Block Trust	Mutual and Trust Fund	**	61,781
Metropolitan Life	Mutual and Trust Fund	**	62,614
* T. Rowe Price Int Term Common:
Mass Mutual SIC	Mutual and Trust Fund	**	51,419
Prudential Building Block Trust	Mutual and Trust Fund	**	71,211
State Street Building Block Trust	Mutual and Trust Fund	**	80,830
Pacific Life Building Block Trust	Mutual and Trust Fund	**	69,920
American General Life	Mutual and Trust Fund	**	49,881
RBC Building Block Trust	Mutual and Trust Fund	**	57,582
NY Life Bldg Block Trust	Mutual and Trust Fund	**	50,913
Transamerica Building Block Trust	Mutual and Trust Fund	**	53,180
Metropolitan Life	Mutual and Trust Fund	**	106,530
* T. Rowe Price Managed Bond:
Mass Mutual SIC	Mutual and Trust Fund	**	9,280
Prudential Building Block Trust	Mutual and Trust Fund	**	12,843
State Street Building Block Trust	Mutual and Trust Fund	**	15,904
Pacific Life Building Block Trust	Mutual and Trust Fund	**	12,615
American General Life	Mutual and Trust Fund	**	8,138
RBC Building Block Trust	Mutual and Trust Fund	**	9,394
NY Life Bldg Block Trust	Mutual and Trust Fund	**	9,180
Transamerica Building Block Trust	Mutual and Trust Fund	**	8,683
Metropolitan Life	Mutual and Trust Fund	**	20,915
Total Fully Benefit-Responsive Contracts			1,291,658
* Costco Wholesale Corporation	Common stock	**	5,964,993
Total investments			14,573,593

* Participant loans	Interest rates of 4.25% to 11.50% maturing through 2033	__	514,935
Total			$15,088,528
_________________________
* Indicates a party-in-interest
** Information is not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 21, 2019	By:	/s/ PATRICK J. CALLANS
Date		Patrick J. Callans Executive Vice President Costco Wholesale Corporation